Exhibit 99.1

ENTRÉE GOLD PROVIDES OYU TOLGOI FEASIBILITY STUDY UPDATE

Vancouver, B.C., September 22, 2014 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") reports that Turquoise Hill Resources Ltd. (“Turquoise Hill”) announced today that the 2014 Oyu Tolgoi Feasibility Study (“2014FS”) has been finalized and presented to the board of directors of Oyu Tolgoi LLC (“OTLLC”).  The 2014FS updates the Reserve Case from the March 25, 2013 Oyu Tolgoi Technical Report.  The Reserve Case includes mineral reserves from the Southern Oyu Tolgoi open pit and the Hugo North Lift 1 block cave, including Lift 1 of the Entrée-OTLLC joint venture’s Hugo North Extension deposit.  The Hugo North Extension deposit contains some of the highest grade mineralization found to date along the Oyu Tolgoi mineralized trend, and Lift 1 of the Hugo North Extension deposit will form part of the initial phase of underground development.  Under the joint venture, Entrée has a 20% carried interest in the Hugo North Extension deposit and the Heruga deposit.

Of significance to Entrée, the 2014 FS also includes a Life of Mine (“LOM”) Case, which reflects the flexibility that exists with respect to later phases of underground development, including Lift 2 of the Entrée-OTLLC joint venture’s Hugo North Extension deposit, and the much larger Heruga deposit.  This represents the first public disclosure of an LOM production case since the Oyu Tolgoi Integrated Development Plan was released in June, 2010.  The later phases will require separate development decisions in the future, based on then prevailing conditions and the development experience obtained from developing and operating the initial phases of the Oyu Tolgoi project.

The release of the 2014FS is an important step to restarting underground development at Oyu Tolgoi, which has been halted since August 2013 pending resolution of several issues with the Government of Mongolia. The 2014FS requires approval of OTLLC shareholders and the Mongolian Minerals Council.  In addition, resolution of OTLLC shareholder issues, agreement of a comprehensive funding plan including project finance and receipt of all necessary permits is required before advancement of the underground development can begin.

Greg Crowe, President and CEO of Entrée, stated: “The completion and release of the Oyu Tolgoi feasibility study is a significant step towards restarting underground development and to realizing the full potential of this world class project.  All stakeholders in the Oyu Tolgoi project, including Entrée, are continuing to work collaboratively to address their respective concerns.  We remain confident in the ability of the parties to resolve outstanding issues so that underground development can proceed.”

Entrée will further report on data and impacts specific to the Entrée – OTLLC joint venture once the 2014FS is received and has been reviewed in detail.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration, a Qualified Person as defined by National Instrument 43-101, has approved the technical information in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies - Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Additionally, Entrée has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking  statements and forward-looking information  (together, “forward-looking  statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995 with respect to the  potential development of future phases of the Oyu Tolgoi project, including Lift 1 and Lift 2 of the Hugo North Extension deposit and the Heruga deposit; the resolution of outstanding issues with the Government of Mongolia; funding for development of the Oyu Tolgoi underground mine; and anticipated business activities. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, the effects of general economic conditions and actions by Rio Tinto, Turquoise Hill and OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of the decision announced by Turquoise Hill to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding issues with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi project financing, and the costs which could result from delays; the time required for the approval of the underground feasibility study for the Oyu Tolgoi project by OTLLC’s shareholders; the impact of changes in interpretation to or changes in enforcement of laws, regulation and government practices, including laws, regulation and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as skilled labour, transportation, power, water, and appropriate smelting and refining arrangements; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company’s most recently filed Management’s Discussion and Analysis and in the Company’s Annual Information Form for the financial year ended December 31, 2013, dated March 27, 2014 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.